[CGSH Letterhead]

August 2, 2022

Ms. Katherine Hsu

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Korea Development Bank

The Republic of Korea

Registration Statement under Schedule B

File No. 333-265886

Filed June 29, 2022

Dear Ms. Hsu:

On behalf of our clients, The Korea Development Bank (“KDB”) and The Republic of Korea (the “Republic” and, together with KDB, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated July 26, 2022, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-265886) (the “Registration Statement”) filed with the Commission on June 29, 2022. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Financial Statements and the Auditors, page 33

1.

We note the fourth and fifth paragraphs concerning K-IFRS 1109, Financial Instruments and K-IFRS 1116, Leases. The last sentences of each paragraph appear to reference financial statements for years ended December 31, 2020 and 2019 included in the prospectus that is part of the current registration statement. Please update those references or advise why they do not include the year ended December, 31, 2021.

In response to the Staff’s comment, the Registrants have updated the relevant references on page 34.

Further Information, page 247

2.	Please consider providing your Internet address, if available. See Securities Act Rule 493.

In response to the Staff’s comment, the Registrants have provided KDB’s Internet address on page 247.

Part II, Information Not Included in the Prospectus

Exhibits

Exhibit M-1, page II-3

3.

We note the legality opinion in Exhibit 99.(M)(1) covers the debt securities and guarantees but does not expressly cover the legality of the warrants. Please revise your exhibit to opine on the legality of the warrants as well. See Division of Corporation Finance Staff Legal Bulletin No. 19.

While the possibility of issuing warrants has always been incorporated into the Registration Statement, to date, KDB has never entered into a warrant agreement upon which counsel can opine. Accordingly, the legality opinion has not covered warrants in the past, including in Exhibit 99.(M)(1).

If, however, KDB ever decides to issue warrants under the Registration Statement and enters into a warrant agreement, the Registrants will ensure that the relevant legality opinion cover such warrants and is filed, together with the relevant warrant agreement, as part of an amendment, upon the issuance of such warrants.

Ms. Katherine Hsu

August 2, 2022

General

4.

To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. For example, we note that certain data provided in your tables and disclosures are preliminary or based on preliminary data.

In response to the Staff’s comment, the Registrants have updated all data to the extent available, including those relating to COVID-19 on pages 182 and 183, GDP on page 188, inflation and unemployment on page 194, the Korea Composite Stock Price Index on pages 200 and 201, exchange rate on page 204, trade balance on page 210 and foreign currency reserve on page 212.

Please note that certain of the 2021 and 2022 data in “The Republic of Korea” section, including GDP, industrial production and foreign direct investments, are still marked as preliminary, since the underlying sources for those data in Korea are still marked as preliminary due to ongoing adjustments and revisions to such figures throughout the year. The Registrants expect the final figures to be available in the third quarter of 2022. Although the revisions are usually small, to the extent the final figures differ materially from the preliminary figures, the Registrants will update such figures in a future filing.

5.	To the extent material, discuss the impact of the July 13 rise in interest rates on your disclosures, including on disclosures involving floating interest rates.

In response to the Staff’s comment, the Registrants have added the fact that The Bank of Korea increased its policy rate on July 13, 2022 in “The Republic of Korea” section on pages 182 and 202.

The Registrants have not, however, included any additional disclosures relating to this increase in policy rate in “The Korea Development Bank” section as KDB currently does not believe that such rise in interest rates has had, or is likely to have, a material adverse impact on KDB’s operations or financial results, for the reasons set forth below.

KDB has adhered strictly to, and will continue to comply fully with, its internal policies and procedures under its Risk Management Committee to identify, monitor and control any interest rate risk that may arise during the course of its business.

On the funding side, KDB uses various derivative instruments, such as interest rate swaps, cross-currency interest rate swaps and interest rate futures, all within established limits, to hedge interest rate risk arising from its liability positions, including borrowings and bonds issued. On the lending side, KDB closely monitors and adjusts the interest rates charged on various types of loans it extends to its borrowers in order to minimize the risk of default. For example, extension of such loans is predicated on various factors, including availability of collateral or guarantee, creditworthiness and business prospects, which are carefully reviewed by multiple levels of authority to evaluate and minimize corporate credit risk of potentially insolvent companies. In addition, KDB’s operating activities are subject to the provisions of the KDB Act, which is designed to ensure KDB’s soundness by placing certain limitations on its funding and lending activities.

The Registrants will continue to monitor the potential impact of any further increases in The Bank of Korea’s policy rate and include the relevant disclosure in any future filings, to the extent deemed material.

Ms. Katherine Hsu

August 2, 2022

6.	Please provide updated disclosure of any material impact of Russia’s invasion of Ukraine on Korea’s economy, energy supply, or foreign relations.

The Registrants believe that the current disclosure relating to the impact of Russia’s invasion of Ukraine on Korea’s economy, energy supply or foreign relations in the Registration Statement is sufficient, and as such, have not included any updated disclosure.

In particular, the Registrants believe that Korea’s current levels of dependence on each of Russia and Ukraine as a trading partner are not material, as shown in the table below, which sets forth the percentages of Korea’s exports to, and imports from, Russia and Ukraine during the past three years:

	2019	2020	2021
Export to Russia	1.4%	1.3%	1.5%
Import from Russia	2.9%	2.3%	2.8%
Import of oil and natural gas from Russia	2.9%	4.8%	5.6%

	2019	2020	2021
Export to Ukraine	0.1%	0.1%	0.1%
Import from Ukraine	0.1%	0.1%	0.1%
Import of wheat, oats and other food staples from Ukraine	5.9%	13.3%	2.9%

Notwithstanding the foregoing, if the Registrants come to believe that there would be a material adverse impact of Russia’s invasion of Ukraine on Korea’s economy, energy or foreign relations, they will be sure to include the relevant disclosure in any future filings.

Closing Comment

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

*        *        *         *        *        *        *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +822-6353-8020, by fax at +822-6353-8099 or by e-mail at jhan@cgsh.com or Anne Saehee Kim by telephone at +822-6353-8029, by fax at +822-6353-8099 or by e-mail at annekim@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Seoghoon Kang, The Korea Development Bank